SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 4, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X  Form 40-F
                                      ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ---    ---




Enclosure:  Release dated February 4, 2002: "Novartis to divest non-core Health and Functional Food business with annual sales of about CHF 850 million"




                                                         Page 1 of 4 Total Pages

                                 Investor Relations    Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
[NOVARTIS LOGO]                                        Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Silke Zenter
                                                       Tel +41 61 324 8612
                                                       Francisco Bouzas
                                                       Tel +41 61 324 8444
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------
Novartis to divest non-core Health and Functional Food business with annual sales of about CHF 850 million

o    Intensified focus on core healthcare business

o Consumer Health adopts new business unit structure to achieve sharper focus, implement growth strategies in key markets and promote entrepreneurial spirit

o    Nutrition brands Ovaltine, Isostar and Cereal up for sale

Basel, 4 February 2002 - Novartis today announced the intention of its Consumer Health Sector to divest its Health and Functional Food (H&FF) business, furthering the Group's strategic focus on healthcare with Pharmaceuticals at the core. The Consumer Health Sector has been aligned into six global businesses:
OTC (over-the-counter medicines), Infant and Baby (including Gerber), CIBA Vision, Animal Health, Medical Nutrition, and until divestment Health and Functional Food. This reorganization will better meet customer needs and strengthen growth initiatives. The divestment of the H&FF business is expected to be completed within 6-12 months.

According to Dr. Daniel Vasella, Chairman and CEO of Novartis, "Our strong performance over the past year reflects our strategic focus on our healthcare business. Our Health and Functional Food brands are strong and well established, and we believe their growth can be accelerated in companies where there is a good strategic fit. The realignment of our Consumer Health activities into business units will increase our customer focus, allow rapid decision making, and create entrepreneurial opportunities to stimulate further growth."

The H&FF business consists of three groups of brands, which had combined 2001 sales of approximately CHF 850 million:

o    Food & Beverages, including: Ovaltine, Caotina, Lacovo

o Health Food & Slimming, comprising: Cereal, Gerble, Gerlinea, Modifast, Dietisa, Pesoforma, Lecinova, Milical

o    Sports Nutrition, including: Isostar, Powerplay, Mineralplus

Dr. Paul Choffat, the newly appointed Head of Novartis Consumer Health, commented: "The new organization of Novartis Consumer Health into business units will center our business activities on brands and customer needs, replacing the regional emphasis and providing greater flexibility to adapt to the fast-paced, global marketplace."

Novartis has commissioned Credit Suisse First Boston (London) as an adviser to coordinate the divestment process.


                                                         Page 2 of 4 Total Pages

Further details of today's announcement will be presented at Novartis' 2001 Financial Results Conference in Basel starting at 10.00h (Swiss time) this coming Thursday, 7 February 2002.

The foregoing press release contains forward-looking statements which can be identified by terminology such as "achieve," "implement," "promote," "intention," "is expected," "believe," "will", "with the aim of," "potentially" or similar expressions. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of those factors include uncertainty in our ability to identify the most appropriate buyer for the H&FF business, delays and uncertainty in normally found in comparable transactions, and other factors are discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis Consumer Health (NCH) manufactures, develops and markets a wide range of branded products, designed to restore, maintain or improve consumer and animal health. The NCH business includes OTC (over-the-counter medicines), Infant and Baby (including Gerber), CIBA Vision, Animal Health, and Medical Nutrition, and - until divestment - Health and Functional Food.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #




                                                         Page 3 of 4 Total Pages

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Novartis AG


Date:  February 4, 2002                    By:   /s/ RAYMUND BREU
                                              ----------------------------------
                                              Name:  Raymund Breu
                                              Title: Chief Financial Officer



                                                         Page 4 of 4 Total Pages